UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2 — Final Amendment)
MANUGISTICS GROUP, INC.
(Name of Subject Company (issuer))
5% CONVERTIBLE SUBORDINATED NOTES DUE 2007
(Title of Class of Securities)
565011 AB9 and 565011 AA1
(CUSIP Number of Class of Securities)
G. Michael Bridge, Esq.
Vice President and General Counsel
Manugistics Group, Inc.
9715 Key West Avenue
Rockville, Maryland 20850
(301) 255-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Paul E. Hurdlow, Esq.
DLA Piper Rudnick Gray Cary US LLP
1221 S. MoPac Expressway, Suite 400
Austin, Texas 78746-6875
(512) 457-7000
Calculation of Filing Fee:

Transaction valuation*	Amount of filing fee
$175,500,000	$18,799
*	Calculated solely for the purpose of determining the filing fee and based upon a purchase of $175,500,000 principal amount of Manugistics Group Inc.’s 5% Convertible Subordinated Notes due 2007 at a purchase price of $1,000 for each $1,000 principal amount outstanding. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 and such fee is equal to $107 for each $1,000,000 of the value of the transaction.
☑     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,799
Form or Registration No.:	SC TO (File No. 005-48445)
Filing Party:	Manugistics Group, Inc.
Date Filed:	June 2, 2006
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Manugistics Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 2, 2006 (as amended and supplemented, the “Schedule TO”) in connection with the Company’s offer to purchase for cash any and all of its 5% Convertible Subordinated Notes due 2007 (the “Notes”) upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated June 2, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), which has been filed as Exhibit (a)(1)(i), and (ii) the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), which has been filed as Exhibit (a)(1)(ii). Together the Offer to Purchase, the Supplement to Offer to Purchase, dated June 27, 2006 (the “Supplement”), which has been filed as Exhibit (a)(1)(iii), and the Letter of Transmittal constitute the “Disclosure Documents.” The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, which were previously filed with the Schedule TO, is hereby incorporated by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information.
(b)	Other Material Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:
     The Offer to Purchase expired at 5:00 p.m., New York City time, on July 5, 2006. As of the expiration date of the Offer to Purchase, $173,954,000 aggregate principal amount of Notes, representing approximately 99% of the outstanding Notes, were validly tendered and not withdrawn. The Company has accepted these notes for purchase. On July 6, the Company issued a press release announcing the completion of the Tender Offer, a copy of which is filed as an exhibit hereto and incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the Press Release issued by Manugistics Group, Inc. on July 6, 2006 as Exhibit (a)(5)(iii), filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANUGISTICS GROUP, INC.
	By:	/s/ Hamish N. Brewer
		Name:	Hamish N. Brewer
Dated: July 6, 2006		Title:	Chief Executive Officer

Index to Exhibits

(a)(1)(i)	Offer to Purchase dated June 2, 2006.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Supplement to Offer to Purchase, dated June 27, 2006.**

(a)(5)(i)	Press release issued by Manugistics Group, Inc. on June 2, 2006.*

(a)(5)(ii)	Press release issued by Manugistics Group, Inc. on June 27, 2006.**

(a)(5)(iii)	Press release issued by Manugistics Group, Inc. on July 6, 2006.***

(b)	Senior Secured Credit Facilities Commitment Letter dated April 24, 2006 by and among Citicorp North America, Inc., Citigroup Global Markets Inc., UBS Loan Finance LLC, UBS Securities LLC and JDA Software Group, Inc.*

(d)	Indenture, dated as of October 20, 2000, between Manugistics Group, Inc., as Issuer, and U.S. Bank National Association, as successor to State Street Bank and Trust Company, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 16, 2001).*

(g)	None.

(h)	None.

*	Previously filed on Schedule TO on June 2, 2006.

**	Previously filed on Amendment No. 1 to Schedule TO on June 27, 2006.

***	Filed herewith.

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